FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of March 2013

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on March 28, 2013, by Panasonic Corporation (the registrant), announcing to apply to delist American Depositary Shares from NYSE and terminate registration with the SEC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ HARUHIKO SEZAKI
Haruhiko Sezaki, Attorney-in-Fact
General Manager of IR Disclosure,
Panasonic Corporation

Dated: March 28, 2013

March 28, 2013

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Megumi Kitagawa (Japan)	Shozo Mizuno (Japan)
Global Public Relations Office	Corporate Finance & IR Group
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic to Apply to Delist American Depositary Shares from NYSE and Terminate Registration with the SEC

Osaka, Japan, March 28, 2013 - Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”), today announced that its Board of Directors has resolved to apply for voluntary delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”). In connection with the delisting, Panasonic intends to file for the termination of registration of its ADSs and its reporting obligations under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), as described below.

1. Reason for Delisting

Panasonic listed its ADSs on the NYSE in December 1971 mainly to promote trading of its shares and to raise the visibility of the Panasonic brand in the U.S. Since then, Panasonic has made efforts to enhance disclosures for shareholders and investors with the goal of deepening their understanding of Panasonic, in addition to complying with the disclosure requirements of U.S. securities laws and regulations, providing financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002. Meanwhile, the external environment has significantly changed as indicated by the increases in trading volume of Japanese stocks through stock exchanges in Japan by overseas investors due to the internationalization of the Japanese financial and capital markets, as well as the narrowing of the gap between U.S. and Japanese disclosure standards with respect to financial reporting due to a series of amendments to Japanese laws and regulations and accounting standards.

While Panasonic believes the initial objectives of the U.S. ADS listing were mainly achieved, it judges that the continued listing on the NYSE is not economically justified, taking into account the fact that the trading volume of Panasonic’s ADSs on the NYSE accounts for only a small fraction of the total trading volume of Panasonic’s shares. Therefore, Panasonic has decided to apply for voluntary delisting of its ADSs from the NYSE and for termination of registration of its ADSs with SEC under the Exchange Act.

2. Listed Stock Exchange

Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange

3. Schedule

Early April 2013	Panasonic to provide NYSE with a written pre-notice of the delisting application

Mid-April 2013	Panasonic to file Form 25 with the SEC for NYSE delisting and SEC deregistration

Late April 2013	Delisting to become effective

Panasonic to file Form 15F with the SEC to terminate Panasonic’s reporting obligations under the Exchange Act

July 2013	Deregistration with SEC to become effective

Termination of Panasonic’s reporting obligations under the Exchange Act to become effective

Note: The schedule provided above including the anticipated effective dates may be delayed if the SEC objects or requests an extended review or for other reasons.

4. Future Plans

While Panasonic’s reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F) will be terminated, Panasonic will continue to prepare English consolidated financial statements in accordance with U.S. GAAP and disclose them on Panasonic’s website, in addition to English translations of disclosure documents pursuant to Japanese law and relevant information such as news releases, in order to facilitate comparisons with past disclosure. Continuous efforts will be made to maintain and enhance governance and disclosure for shareholders and investors.

After delisting its ADSs from the NYSE, Panasonic intends to maintain its American Depositary Receipt Program in U.S., and therefore anticipates that its ADS will continue to be traded in U.S. on the over-the-counter market.

5. Contact Information for inquiries regarding Panasonic’s ADSs

JPMorgan Service Center (U.S.)

  Tel: U.S.: 1- 800-990-1135 (toll free)

          International: +1- 651-453-2128

  Website: www.adr.com

  E-mail: jpmorgan.adr@wellsfargo.com

  (Shareholder Service Representatives are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Eastern Time in U.S.)

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